Exemptive No. 82-34865

Accompanying page



AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T097
Public
Transmission date: 30/05/2005
Ref: 2005-01-033864

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

SUPPL

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS' TABLE OF ORGANIZATION

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Please note that the definition of senior office holder in the Securities Regulations (Periodic and Immediate Reports), 5730-1970 also includes, inter alia, a director.

The following is the table of organization of senior office holders and alternate directors in the corporation correct to January 2, 2005.

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Shmuel Sussman	Identity card number	7481344	Director
Chaim Erez	Identity card number	09415142	Director
David Freidman	Identity card number	30418438	Director
Yitzhak Form	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Meron	Identity card number	07140973	CFO and Controllership Other
Avraham Nota	Identity card number	010941342	VP Business Development Other
Binyamin Cohen	Identity card number	72541634	Shopping Malls Division Director Other
Yosef Levin	Identity card number	014359269	Income-Generating Properties Division Director Other
Yoram Keren	Identity card number	005558721	Residential Division Director Other
Mordechai Leibovitz	Identity card number	56601396	Finance and Controllership Administration Director Other

Jacques Zimmerman	Identity card number	011829090	Company Secretary Other
Uriel Azran	Identity card number	57898876	Internal Auditor ___________
Ronit Cohen-Nissan	Identity card number	24218257	Controller ___________
Eitan Haber	Identity card number	008156838	Director ___________
Avi Zeldman	Identity card number	0575919	Director ___________

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 18/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Exemptive No. 82-34865

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

T053
Public
Transmission date: 01/06/2005
Ref: 2005-01-036522

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970

Nature of event: conclusion of agreements for the sale of 2 buildings

1 *Further to the Company's immediate report dated March 24, 2005 (reference 2005-01-006279) (hereafter – "the original report") the Company hereby serves notice that a foreign subsidiary (Company's equity – 80%) has executed final and detailed agreements on the basis of the principles established in the preliminary agreement (as set forth in the original report), for the sale of its rights in a foreign company being the owner of two office buildings in Moscow in an overall area of some 14,000 sq.m.*

According to these agreements, in consideration of the subsidiary's rights in the foreign company, the subsidiary will be paid approximately US $ 54 million (of which approximately US $ 5 million were received on date of execution of the preliminary agreement), in accordance with an agreed table of payments.
Pursuant to the agreements, the subsidiary assumed a number of contractual liabilities generally accepted in respect of buildings, such as completion of the connection to the electricity and water systems, one year's warranty for the quality of execution, anchoring of the rights in land in a long term lease agreement, and the registration of such rights and so forth. In light of the aforesaid, the Company expects to record in its financial statements a profit (after tax) in respect of this transaction in the amount of approximately NIS 85 million.

2 ———

Date and time at which the corporation first learned of the event or the matter:

- 31/05/2005 at 20:00

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 18/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T076
Public
Transmission date: 02/06/2005
Ref: 2005-01-037224

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehuda 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

Emendatory Report to erroneous report filed on 02/06/2005 Reference No. 2005-01-037212

Error: *The transaction quotation was erroneously recorded as 156,700 agoroth in lieu of 15,670 agoroth.*

Reason for error: *typographical error*

Essentials of amendment: *The transaction quotation is 15,670 agoroth.*

IMMEDIATE REPORT ON CHANGES IN HOLDINGS OF INTERESTED PARTIES

Regulation 33 (A) of the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970

1

Name of corporation/ surname and first name of holder: ***Lev Leviev** through companies under his ownership and control*

Type of identity number: *Identity card number*
Holders' identity number: *014224497*
Is the referenced account a nostro type account belonging to a banking corporation or an insurer? *No.*
Does the holder serve as a representative, for the purpose of reporting, of a number of shareholders holding the securities of the corporation jointly with him?: *No.*
Citizenship/ country of incorporation or registration: *Private individual with Israeli citizenship*
Country of citizenship / incorporation or registration: ____________
Stock exchange security number: *611012*
Name and type of security: *Ordinary share of NIS 0.1 n.v.*
Nature of change: __________ *decrease due to off-the-floor sale*

Date of change: *01/06/2005*
Transaction quotation: *15,670* currency *agoroth*
Being Treasury Stock or securities convertible into Treasury Stock : *No*
Balance (in quantity of securities) in most recent report: *30,490,760*
Change in quantity of securities: *- 250,000*
Explanation: to the extent that a decrease in quantity is reported, a negative value should be specified, i.e. with the "-" (minus) sign.
Current balance (in quantity of securities): *30,240,760*
Rate of holding subsequent to change: In equity: *64.12%* ; in voting power: *64.12%*
Rate of holding subsequent to change, fully diluted: In equity: *61.45%*; in voting power: *61.45%*
Number of Note: ___________

2
Name of corporation/ surname and first name of holder: *Bank Leumi LeIsrael BM*
Type of identity number: *Number with the Israel Registrar of Companies*
Identity number of holder: *520018078*
Is the referenced account a nostro type account belonging to a banking corporation or an insurer? *Yes.*
Does the holder serve as a representative, for the purpose of reporting, of a number of shareholders holding the securities of the corporation jointly with him?: *No.*
Citizenship/ country of incorporation or registration: *Incorporated in Israel*
Country of citizenship / incorporation or registration; ___________
Stock exchange security number: *611012*
Name and type of security: *Ordinary share of NIS 0.1 n.v.*
Nature of change: __________ *decrease due to off-the-floor sale*

Date of change: *01/06/2005*
Transaction quotation: *15,670* currency *agoroth*
Being Treasury Stock or securities convertible into Treasury Stock : *No*
Balance (in quantity of securities) in most recent report: *7,714,762.6*
Change in quantity of securities: *- 250,000*
Explanation: to the extent that a decrease in quantity is reported, a negative value should be specified, i.e. with the "-" (minus) sign.
Current balance (in quantity of securities): *7,464,762.6*
Rate of holding subsequent to change: In equity: 15.83% ; in voting power: *15.83%*
Rate of holding subsequent to change, fully diluted: In equity: 15.17%; in voting power: *15.17%*
Number of Note: ___________

No.	Note
1	______

1. If the entire consideration was not paid on the date of change, please specify the date of completion of payment

2. If the change is by way of execution of the borrowing letter, please give details of the manner of conclusion of the borrowing

____

Explanation: Please specify the rates of holding having regard to all the securities held by the party at interest.

3. Date and time at which the corporation first learned of the event or the matter: *01/06/2005 at 17:00*

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 18/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Exemptive No. 82-34865

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T133
Public
Transmission date: 10/06/2005
Ref: 2005-01-041067

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.COM

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON A TRANSACTION BETWEEN A COMPANY AND A CONTROLLING SHAREHOLDER THEREIN

Pursuant to Regulation 2 of the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001
Explanation: This form also serves for filing an emendatory report or an amendment to a report

1. An immediate report is hereby submitted on a transaction between a company and a controlling shareholder therein. *Las Vegas Transaction Report 10 6 05 isa.pdf*
Explanation: If there are other items on the agenda apart from the approval of a controlling shareholder transaction, all the requisite details should be duly included in the annexed file.

2. Date of approval of the transaction by the Board of Directors: *29/05/2005*

3. Reference number of the preliminary report________, date of submission thereof; essential elements of changes made in this report as against the latest wording of the preliminary report.

__________.

Explanation: To be filled out if a preliminary report was filed

4. Reference number of original transaction report __________, date on which the original transaction report was first filed__________, reference numbers of previous drafts submitted _________, _________, _________.
Explanation: to be filled out in case of an emendatory report.

5. Type of transaction

No.		Type of transaction
1	*Other*	*Joint venture of the Company and a controlling shareholder therein with a 3rd Party*

5A. In case of a private placement transaction, please give the following details:

1. Type of offering _______

2. Securities being allocated

No.	Type of security:	Stock exchange number of allocated security (if registered):	Quantity allocated:	Ratio of voting rights conferred by allocated securities	Ratio in capital conferred by allocated securities
1	________ ______	__________	______	_______	________

Explanation: ratio to be computed on the basis of pre-offering rights in the company; if convertible securities are being allocated, specify the ratio they will constitute if converted or exercised..

6. Financial statements conformant to Regulation 6(i); were not included; Name of Certified Public Accountant ____________

The auditor's review report/opinion on the annexed financial statements is identical to the signed original delivered to the company.

Where financial statements are not included, state the reason other *irrelevant*

1. Professional opinions were not annexed to the report:

No.	Name of author of opinion	Date of validity of opinion
1	__________	________

Explanation: Auditor's opinion or review reports should not be specified in this clause.

8. Date of convening of meeting: *05/07/2005*. In case of an emendatory report, specify the original date of convening of the meeting as appointed in the original report.

__________.

9 . Determining date for the purpose of eligibility to participate in meeting: *28/06/2005*

10. Details on company's attorney for handling the transaction report, including address of office and telephone and fax numbers

Ofer Yankovich, Adv., Eran Shuster, Adv. Weksler Bergman & Co., Advocates, 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03-5119393, Fax: 03-5119394

11. In case of an exceptional private offering, state:

□ Handling fee not yet paid
□ Handling fee of NIS _____ paid on ______ by Voucher Number _______

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 18/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.COM

Date: June 10, 2005

Transaction Report Conformant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001

Conformant to the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001 (hereafter: "**Controlling Shareholders Regulations**") Africa Israel Investments Ltd hereby serves notice of the convening of a special general meeting on Tuesday, July 5, 2005, at 12:00 hours, at the Company's offices, at 4 Derech Hachoresh Yehud.

1. **On the agenda**

Participation by company owned jointly with the controlling shareholder in additional projects in Las Vegas

Wording of draft resolution –

1.1 To approve the contractual engagement by Leviev Boymelgreen of Nevada, LLC, (hereafter: "**the holding company**"), a company owned by Al Nevada Holdings, Inc, company registered in Nevada, United States, wholly owned by the Company (hereafter: "**the subsidiary**"), Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, controlled by the Yeshayahu Boymelgreen family (hereafter: **"Boymelgreen's company") and** LGC USA Investments Inc, a company registered in Delaware, United States, controlled by Mr. Lev Leviev, the controlling shareholder in the Company (hereafter: "**Leviev's company"),** in a transaction for the acquisition of one sixth of the rights in Metroflag BP, LLC, a foreign company registered in Nevada, at a consideration of approximately US $ 20 million, in such a way that, following closure of this transaction, the holding company will hold half of the rights in that company. In connection with the aforesaid, to approve the contractual engagement by the holding company in an amendment to an operating agreement, in relation to that company and to the adaptation thereof for the acquisition of the additional rights (hereafter: "**revision of Metroflag2 transaction").**

1.2 To approve the contractual engagement by the holding company in a transaction for the acquisition of half the rights in Metroflag Polo, LLC, a foreign company registered in Nevada, in consideration of approximately US $ 30 million, and the assumption of existing liabilities in connection with that company, in the amount of approximately US $ 25 million, and, in this connection, to approve the contractual engagement of the holding company in an operating agreement in relation to that company (hereafter: **the Metroflag5 transaction"**).

1.3 Subject to the aforesaid, and further to the resolution of the general meeting as of February 14, 2005, to approve the participation of the holding company in investments in the development of the various real estate assets in which the holding company (through investee corporations) has acquired rights in the area of the Las Vegas Boulevard (both pursuant to the resolution of February 14, 2005, and pursuant to the resolutions per sub-paragraphs 1.1 and 1.2 aforesaid), in an overall investment volume of up to approximately US $ 4.5 billion (of which, the share of the subsidiary will amount to a sum of up to approximately US $ 742.5 million)

(hereafter, jointly "**the resolution**").

The following are details conformant to the Controlling Shareholders Regulations in the matter of approval of the resolution

2. Condensed outline of the transaction and the essential conditions thereof

2.1 As set forth in Clause 4 of the amended transaction report published by the Company on February 3, 2005 (hereafter: "**the precedent report**"), shortly after the end of 2004, the holding company reached an agreement in principle for the acquisition of one third of the rights in a corporation owned by two foreign investors (hereafter: **"the partners")** on behalf of Metroflag BP, LLC, a foreign company registered in Nevada (hereafte**r: "Metroflag2**"). In the framework of this transaction, the parties executed a detailed operating agreement with respect to Metroflag2, whereby the holding company is to acquire from two corporations owned by the partnership a total one of third of the rights in Metroflag2, in consideration of a total of approximately US $ 40 million (payable in several instalments), and in such a way that following closure of the Metroflag2 transaction, each of the members of Metroflag2 will hold one third of the membership interest in Metroflag2.

Correct to the reporting date, the holding company has reached agreement in principle with the partners, whereby the holding company will acquire, in addition, one sixth of the rights in Metroflag2, at a consideration of approximately US $ 20 million, in such a way that following completion of the revision of the Metroflag2 transaction, the holding company will hold one half of the membership interest in Metroflag2, while each of corporations owned by the partners will hold one fourth of the membership interest in Metroflag2 (for additional details see Clause 3 of this transaction report).

2.2 Likewise, the holding company has reached agreement in principle for the acquisition of half of the rights in a corporation owned by the partners, by the name of Metroflag Polo, LLC, a foreign company registered in Nevada (hereafter: "**Metroflag5").** Under the terms of this transaction, the holding company intends to execute a detailed operating agreement in relation to Metroflag5, whereby the holding company will acquire from two corporations owed by the partners a total of one half of the rights in Metroflag5, in consideration of an aggregate amount of approximately US $ 30 million (payable in several instalments) and the assumption of half of the existing liabilities in connection with Metroflag5 in the sum of approximately US $ 25 million, in such a way that following closure of the Metroflag5 transaction, the holding company will hold one half of the membership interest in Metroflag5, while each of the corporations owned by the partners will hold one fourth of the membership interest in Metroflag5 (for additional details see Clause 4 of this transaction report).

3. Name of controlling shareholder, within the meaning thereof in Section 268 of the Companies Law, holding a personal interest in a transaction, and the nature of such interest

The names of the controlling shareholders, within the meaning thereof in Section 268 of the Companies Law, 5759 – 1999 (hereafter: "**the Companies Law**") such as may possibly be deemed to hold a personal interest in the adoption of the resolution, are Mr. Lev Leviev and corporations under his control, Memorand Ltd., Memorand

Management (1998) Ltd. and Alkason (A.K.S) Investments Ltd. Mr Leviev holds (indirectly) 64.12% of the issued share capital and voting rights in the Company. The controlling shareholders named in this Clause 3 may be deemed to hold a personal interest in the adoption of the resolution by reason of their being parties at interest in Leviev's company, constituting a party to the holding company agreement and constituting one of the members of the holding company and being a party at interest therein.

4. **Name of every director holding a personal interest in the transaction, and the nature of such interest**

Mr. Lev Leviev may be deemed to hold a personal interest in the resolution by reason of his holding (indirectly and including through a trustee) the entirety of the issued share capital of Leviev's company, which is, as stated, a party to the holding company agreement and constitutes one of the members of the holding company, and by reason of his holdings in Memorand Ltd. and in Memorand Management (1998) Ltd., which are companies under control of Leviev's company, and/or by reason of his holding directorial office in Memorand Ltd. and/or in Memorand Management (1998) Ltd.

5. **The majority required for approval of the resolutions**

The majority required in general meeting and in adjourned general meeting for approval of the resolutions as per Clause 1 aforesaid, is an ordinary majority of the total votes of the shareholders being present at the general meeting, being entitled to vote and having voted thereat, not counting abstentions, and provided that one of the following conditions is fulfilled:

5.1 The count of the majority of votes at the meeting shall include at least one third of the total votes of the shareholders not holding a personal interest in the approval of the resolutions, taking part in the voting. The count of the total votes of such shareholders shall not include abstentions;

5.2 The total opposing votes from among the shareholders per sub-paragraph 5.1 aforesaid shall not exceed one percent (1%) of the total voting rights in the Company.

6. **Venue and date of the general meeting**

The general meeting is due to convene on Tuesday, July 5, 2005, at 12:00 hours at the Company's registered office, 4 Derech Hachoresh, Yehud. If, half an hour after the time appointed for the commencement of the meeting, a legal quorum is not present, the meeting shall be adjourned to Tuesday July 12, 2005, and shall take place at the same place and at the same time.

7. **Determining date for eligibility**

The determining date for the eligibility of shareholders to vote at the general meeting, as prescribed by Section 182 of the Companies Law, 5759-1000, is Tuesday, June 28, 2005. According to the **Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760 – 2000**, a shareholder to whose credit a share is registered with a stock exchange member, such share being included among the shares recorded in the register of the Nominee Company, and who wishes to vote at the general meeting, shall furnish the Company with confirmation from the stock exchange member as to his shareholding on the determining date, as required by the aforesaid Regulations. The Company's shareholders are entitled to participate in and

vote at the meeting in person or by proxy duly empowered thereto. The instrument appointing a voting proxy and also the power of attorney on the strength of which it was signed (if any) shall be deposited in the Company's offices at least 48 hours prior to commencement of the meeting.

8. **Perusal of documents**

This transaction report may be viewed at the Company's offices at 4 Derech Hachoresh, Yehud. Tel: 03 – 5393535 during ordinary office hours, all until the date of the meeting.

Date: June 10, 2005

Transaction Report in Conformance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2001

In conformance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2001 (hereafter: "**Controlling Shareholders' Regulations"),** Africa Israel Investments Ltd. (hereafter "**the Company"**) hereby announces the convening of a special general meeting on Tuesday, July 5, 2005 at 12:00 hours, at the Company's offices at 4 Derech Hachoresh, Yehud.

1. **On the agenda**

Participation of an investee company owned jointly with the controlling shareholder in additional projects in Las Vegas

The wording of the draft resolution: -

1.1 To approve the contractual engagement of Leviev Boymelgreen of Nevada, LLC, (hereafter: "**the holding company"**), a company owned by Al Nevada Holdings, Inc, company registered in Nevada, United States, wholly owned by the Company (hereafter: "**the subsidiary"**), Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, owned by the Yeshayahu Boymelgreen family (hereafter: "**Boymelgreen's company"**) and LGC Investments USA INC, a company registered in Delaware, United States, controlled by Mr. Lev Leviev, the Company's controlling shareholder (hereafter" **"Leviev's company"**), in a transaction for the acquisition of one sixth of the rights in Metroflag BP, LLC, a foreign company registered in Nevada, at a consideration of approximately US $ 20 million, in such a way that, following closure of this transaction, the holding company will hold half the rights in that company. In that context, to approve the contractual engagement of the holding company in the amendment to the operating agreement in relation to that company, and to the adaptation thereof for acquiring the additional rights (hereafter: **revision of the Metroflag2 transaction");**

1.2 To approve the contractual engagement of the holding company in a transaction for the acquisition of one half of the rights in Metroflag Polo, LLC, a foreign company registered in Nevada, at a consideration of approximately US $ 30 million, and the assumption of existing liabilities in connection with that company amounting to approximately US $ 25 million, and, in that context, to approve the contractual engagement of the holding company in an operating agreement in relation to that company (hereafter: "**the Metroflag5 transaction").**

1.3 Subject to the aforesaid and further to the resolution of the general meeting as of February 14, 2005, to approve the participation of the holding company in investments in the development of the various real estate assets in which the holding company (through investee corporations), has acquired rights in the region of the Las Vegas

Boulevard (both in accordance with a resolution as of February 14, 2005 and in accordance with the resolutions per sub-paragraphs 1.1 and 1.2 aforesaid), in an overall investment volume of up to approximately US $ 4.5 billion (of which, the share of the subsidiary will amount to a sum of up to approximately US $ 742.5 million) (hereafter, jointly: "**the resolution**").

The Company's Board of Directors approved the aforesaid resolution on May 29, 2005, following the approval thereof by the Company's audit committee as of that date.

It is hereby stated that according to the provisions of the Companies Law, 5759 – 1999, a material change in the essential elements of the transactions set forth in a resolution and/or a material increase in the volume of investment of the subsidiary in the transactions set forth in the resolution and/or a material increase in the extent of exposure of the subsidiary and/or the Company in connection with the transactions set forth in the resolution, shall be subject to additional approvals being obtained from the audit committee, the Board of Directors and the Company's general meeting.

The following are details in conformance with the Controlling Shareholders' Regulations in relation to the approval of the resolution.

2. **Outline of essential elements of the transaction**

2.1 **General**

2.1.1 As set forth in the amended transaction report published by the Company on February 3, 2005 (ref: 2005-01-007417) (hereafter: "**the precedent report"**), the subsidiary, Leviev's company and Boymelgreen's company contracted under a Limited Liability Company Agreement (hereafter: "**the holding company agreement**") in relation to the holding company, in such a way that the parties' rates of holding in membership interest in the holding company are as follows:

(1) The subsidiary – 32.5%
(2) Leviev's company- 32.5%
(3) Boymelgreen's company – 35%.

2.1.2 As set forth in the precedent report, the holding company engages in investments in real estate in Las Vegas, Nevada, United States, including, inter alia, the acquisition of rights, directly or indirectly, either alone or jointly with others, in corporations holding or acquiring rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.

2.1.3 A special general meeting of the Company that convened on February 14, 2005, approved the

subsidiary's contractual engagement under the holding company agreement, including various arrangements between the members of the holding company and, inter alia, the subsidiary's commitment to extend a loan to Boymelgreen's company in order to enable it to advance its share in the financing of the holding company, as set forth in sub-paragraphs 2.2.6 to 2.2.8 of the precedent report. Likewise, the meeting approved the holding company's contractual engagement in a number of transactions, in connection with real estate investments in Las Vegas, Nevada, including the overall volume of investment in the development of such real estate assets, in a total of approximately US $ 2.6 billion (of which the share of the subsidiary is approximately US $ 367 million), and all as set forth in the precedent report.

2.1.4 It will be noted that in the period from date of publication of the precedent report to date of publication of this present report, detailed agreements were executed in relation to two of the transactions being negotiated at that time, in accordance with the principles approved by the aforesaid general meeting, details in relation to which were included in the precedent report.

The first transaction is a transaction for the acquisition of a real estate asset, adjacent to Metroflag2 (within the following definition thereof), in an area of some 4.4 dunam (1.1 acres) at a consideration of approximately US $ 36 million (see sub-paragraph 4.3 of the precedent report and sub-paragraph 3.5 hereafter). For reasons of convenience, this transaction was finally implemented under the auspices of a separate company established for the purpose in the United States, in a format similar to that of the other Metroflag corporations, under the name of Metroflag HD, LLC (hereafter: "**Metroflag4).** The second transaction is a "sale and re-leasing" transaction of an additional real estate asset in an area of approximately 7 dunam (1.75 acres) at a consideration of approximately US $ 30 million (the Metroflag3 transaction) (see Clause 5 of the precedent report).

2.1.5 For purposes of convenience, the following is a schematic outline of the location of the various real estate assets in the Las Vegas region, both those enumerated in the precedent report and the real estate assets subject of this report:

<table>
<tr><td rowspan="2">T R O P I C A N A

A V E</td><td rowspan="2">Area of Metroflag 3

(See Clause 5 of the precedent report)</td><td rowspan="2">Property transferred in the Metroflag1 transaction (See Clause 3 of the precedent report)</td><td rowspan="2">The property acquired in the Metroflag1 transaction (See Clause 3 of the precedent report)</td><td></td><td colspan="2">Area of Metroflag2 (see Clause 4 of the precedent report and Clause 3 of this report)</td><td rowspan="2">H A R M O N

A V E</td></tr>
<tr><td>Area of Metroflag5 (See Clause 4 of this report)</td><td></td><td>Area of Metroflag4 (See sub-paragraph 4.3 of the precedent report and sub-paragraph 3.6 of this report</td></tr>
</table>

LAS VEGAS BOULEVARD SOUTH ("THE STRIP")

The following is an outline of the revision of the Metroflag2 transaction and an outline of the Metroflag4 transaction

3. Revision of Metroflag2 transaction

3.1 As set forth in Clause 4 of the precedent report, shortly after the end of 2004, the holding company reached an agreement in principle for the acquisition of one third of the rights in a corporation owned by two foreign investors, one being a real estate developer from Nevada and the other a Delaware corporation specializing in investments in luxury hotels and in vacation ventures, under control of an American real estate entrepreneur (hereafter: "**the partners"),** by the name of **Metroflag BP LLC,** a foreign company registered in Nevada (hereafter: "**Metroflag2").** Under the terms of this transaction, the parties signed a detailed operating agreement in relation to Metroflag2 (hereafter: "**The Metroflag2 Agreement"),** whereby the holding company will acquire from two corporations owned by the partners a total of one third of the rights in Metrolflag2, at a total consideration of approximately US $ 40 million (payable in several instalments), and in such a way that following conclusion of the Metroflag2 transaction, each of the members of Metroflag2 will hold one third of the membership interest in Metroflag2.

3.2 As of the reporting date, the holding company reached agreement in principle with the partners, whereby the holding company will also acquired one sixth of the rights in Metroflag2, at a consideration of approximately US $ 20 million, in such a way that following completion of the revision of the Metroflag2 transaction, the holding company will hold half the membership interest in Metroflag2, while each of the corporations owned by the partners will hold one fourth of the membership interest in Metroflag2.

3.3 In that context. the holding company intends to subscribe to an amendment to the Metroflag2 agreement (hereafter: "**the**

amendment to the Metroflag2 agreement") providing, inter alia, as follows:

3.3.1 The balance of the acquired share of the holding company in Metroflag2 (amounting to 16.66% of the membership interest therein) will be acquired at a consideration of approximately US $ 20 million, payable in several instalments.

3.3.2 If the holding company defaults on one or more of the instalments, it will be given the right, on certain conditions, to remain a member of Metroflag2 (to the extent of the membership interest it acquired prior to the date of the default), but in such case, will have no management or voting rights in Metroflag2.

3.3.3 As stated in sub-paragraph 4.2.3 of the precedent report, the holding company undertook to acquire one third of the owners' loans extended by the other members to Metroflag2. The Metroflag2 agreement provided that if the parties did not obtain third party financing, to be used, inter alia, for repayment the aforesaid owners' loans, then the holding company would acquire one half (instead of one third) of the aforesaid owners' loans, amounting as of April 30, 2005 to approximately US $ 8.6 million.

The amendment to the agreement in principle provides for a number of sanctions against the holding company, if the holding company fails to meet its obligation to acquire one half of the owners' loans aforesaid, such as forfeiture of management rights in Medstroflag2.

3.4 It will be noted that, correct to the reporting date, the holding company and the partners obtained non-binding consent in principle from a banking institution, for providing financing in the sum of approximately US $ 300 million, designated to serve, inter alia, for financing the acquisition of areas of Metroflag3 and Metroflag4 and for repayment of the owners' loan as aforesaid. It is, however, not certain that the holding company and the partners will succeed in obtaining the financing as outlined in sub-paragraph 3.3.3 aforesaid.

3.5 As set forth in the precedent report, Metroflag2 is the holder of leasehold rights in a real estate asset in an area of 22 dunam (5.5 acres) located close to the Las Vegas boulevard, and known as "The Strip" (hereafter: "**the Metroflag2 area**"), whose value was fixed by mutual consent among the parties at US $ 165 million. Metroflag2 intends to acquire the Metroflag2 area from its owners.

3.6 Moreover, shortly after the reporting date, Metroflag4 signed detailed agreements in connection with the acquisition of an additional real estate asset (hereafter: "**the Metroflag4 area**"), adjacent to the Metroflag2 area, in an area of 4.4 dunam (1.1 acres), at a consideration of US $ 36 million, as follows:

3.6.1 The ownership rights in the Metroflag4 area are to be acquired from the owner of the area, being an unrelated third party, in an amount that will constitute US $ 12 million (net, after tax) in the hands of the vendor, plus US $ 800,000 (subject to possible adjustments on date of closure). Metroflag4 will determine the closure date on service of 30 days notice, but not before October 24, 2005, and not later than November 30, 2006 (subject to a certain option for extending the deadline under such conditions as may be stipulated).

3.6.2 Correspondingly, Metroflag4 will acquire the leasehold rights of a third party leasing the Metroflag4 area, and making use thereof for the operation of a restaurant, in consideration of a base acquisition amount of US $ 24 million (subject to possible adjustments on date of closure) together with a premium in the amount of approximately US $ 3,288 in respect of every day on which the completion date falls prior to November 24, 12006, but not more than US $ 986,500,000. Metroflag4 will determine the date of closure on serving notice of such duration as may be determined.

3.7 Operating in the Metroflag2 and Metroflag4 areas as of the reporting date are a hotel and a restaurant. There is, however, no certainty that Metroflag2 will succeed in acquiring the Metroflag2 area and/or that the Metroflag4 transaction will be concluded.

3.8 The following is a table of construction and leasehold rights in relation to the Metroflag2 area and the Metroflag4 area adjacent thereto:

Name of property	Construction rights* (sq.m)	Built-up area (sq.m) as of December 31, 2004	Leased area (sq.m) as of December 31, 2004	Occupancy (%) as of December 31, 2004	Number of lessees	Revenue from leasing in 2004 (US dollars)
Metroflag2 area	160,000	5,428	5,428	100%	4	2,367,768
Metroflag4 area	30,000	1,200	1,200	100%	1	600,000

* As reported to the Company by the partners' legal advisers, the maximum volume of construction rights in Las Vegas is not predefined by any formula or statutory plan, but derives from building restrictions and various planning requirements, such as restriction on structure height and requirements for reserving parking places. Accordingly, having regard to the fact that detailed plans have yet to be drawn up in relation to the development of the Metroflag2 area and the property adjacent thereto, this figure is cited on the basis of only a preliminary evaluation by the architects of the partners company and may actually increase, especially in light of the plans for the joint development of the various Metroflag properties.

3.9 To round out the picture, it will be noted that, having regard to the approval of the first and essential portion of the Metroflag2 transaction by the Company's general meeting as of February 14, 2005, and due to timetable constraints, the subsidiary is due to remit an advance on account of the consideration in respect of the revision of the Metroflag2 transaction even prior to approval of the draft resolution on this transaction by the general meeting. If the resolution on the revision of the Metroflag2 transaction is not approved, Leviev's company and the subsidiary will take steps to transfer the share of Leviev's company in this transaction to a third party or, alternatively, to increase the share of this subsidiary in this transaction at the expense of the share of Leviev's company.

4. **The Metroflag5 transaction**

4.1 The holding company reached agreement in principle for the acquisition of one half of the rights in a corporation owned by the partners, by the name of Metroflag Polo, LLC, a foreign company registered in Nevada (hereafter: "**Metroflag5**"). Pursuant to this transaction, the holding company intends to execute a detailed operating agreement in relation to Metroflag5 (hereafter: "**the Metroflag5 agreement**"), whereby the holding company will acquire from two corporations owned by the partners altogether one half of the rights in Metroflag5, at a total consideration of approximately US $ 30 million (payable in several instalments) and the assumption of one half of the existing liabilities in relation to Metroflag5 amounting to approximately US $ 25 million, in such a way that following closure of the Metroflag5 transaction, the holding company will hold half the membership interest in Metroflag5, while each of the corporations owned by the partners will hold one fourth of the membership interest in Metroflag5.

4.2 The Metroflag5 agreement provides, inter alia, as follows:

4.2.1 The acquired share of the holding company in Metroflag5 (in the rate of one half of the membership interest therein) will be acquired at a consideration of US $ 30 million, payable in several instalments).

4.2.2 If the holding company defaults on one of more of its payments, it will be given the right, under certain conditions, to remain a member in Metroflag5 (proportionate to the membership interest it acquired prior to the date of default), but in such case, will have no management or voting rights in Metroflag5.

4.2.3 Metroflag5 will be managed jointly by the holding company and the other members of Metroflag5 (both holding management and voting rights in Metroflag5).

4.2.4 In principle, additional investments on the part of the members in Metroflag5 will be subject to their consent, excepting investments for the purpose of financing a number of existing and forthcoming liabilities of Metroflag5 that have been detailed, such as the repayment of existing loans of Metroflag5, taxes, insurance and so forth. Correct to December 31, 2004, Metroflag5's liabilities amounted to approximately US $ 50 million.

4.2.5 In case of a dead end in the management of Metroflag5, each of the members of Metroflag5 is entitled to initiate a buyout procedure vis-à-vis the other party. In this connection, any of the members of Metroflag5 is entitled to name a price in respect of its rights in Metroflag5, and in such event, the other member must acquire the share of member initiating the procedure at the price so named, or sell its share to the initiating member at such price.

4.2.6 Restrictions have been imposed on the transfer of rights of the members of Metroflag5 subject to certain exceptions, and likewise a first right of refusal in the case of the sale of the membership rights by any of the members of Metroflag5.

4.3 Metroflag5 holds the rights in a real estate asset in an area of 10 dunam (2.5 acres) located adjacent to the Metroflag2 area (hereafter: **"the Metroflg5 area")**, the value of which was fixed by mutual consent between the parties at approximately US $ 110 million. A commercial structure serving as a shopping centre currently stands on the Metroflag5 area.

4.4 The following is a table of construction and leasehold rights in relation to the Metroflag5 area:

Name of property	Construction rights* (sq.m)	Built-up area (sq.m) as of December 31, 2004	Leased area (sq.m) as of December 31, 2004	Occupancy (%) as of December 31, 2004	Number of lessees	Revenue from leasing in 2004 (US dollars)
Metroflag5 area	110,000	7,087	6,719	94.8%	72	12,192,651

* As reported to the Company by the partners' legal advisers, the maximum volume of construction rights in Las Vegas is not predefined by any formula or statutory plan, but derives from building restrictions and various planning requirements, such as restriction on structure height and requirements for reserving parking places. Accordingly, having regard to the fact that detailed plans have yet to be drawn up in relation to the development of the Metroflag4 area, this figure is cited on the basis of only a preliminary evaluation by the architects of the partners company and may actually increase, especially in light of the plans for the joint development of the various Metroflag properties

5. <u>**Plans in relation to the development of the real estate assets in Las Vegas**</u>

5.1 The parties intend to develop the real estate assets in Las Vegas (both the properties detailed in this report and the properties detailed in the precedent report) for a number of uses, including luxury residential towers, hotels and also commercial areas and parking lots.

5.2 If, if fact, all Metroflag transactions reach closure, as set forth in the precedent report and in this report, the parties intend to act jointly for the development of the real estate assets in Las Vegas, in two stages, in order to both maximise construction rights and increase planning

flexibility in the development of the properties as set forth below.

5.2.1 At the first stage – construction of buildings in an overall built-up area of 460,000 sq.m .

5.2.2 At the second stage – construction of buildings in an overall built-up area of 390,000 sq.m.

5.3 The estimated timetable, to the best of the Company's knowledge, for commencement of the development of these real estate assets is about 12 to 18 months, being the estimated period of time required for approval of the construction plan and for obtaining building permits. The estimated timetable, to the best of the Company's knowledge, for completion of the development of the real estate assets aforesaid is some 7 to 8 years.

5.4 Having regard to the extensive scope of the project and to the investment required for the development thereof, the parties are examining various financing alternatives, including a public flotation, and/or raising capital from institutional investors in the United States.

6. **Name of controlling shareholder within the meaning thereof in Section 268 of the Companies Law, holding a personal interest in the transaction**

The names of the controlling shareholders, within the meaning thereof in Section 268 of the Companies Law 5759 – 1999 (hereafter: "**the Companies Law"**), likely to be deemed to hold a personal interest in the adoption of the resolution, are Mr. Lev Leviev and corporations under his control, Memorand Ltd. Memorand Management (1998) Ltd. and Alkason (A.K.S) Investments Ltd. Mr. Leviev holds (indirectly) 64.12% of the issued share capital and voting rights in the Company, as follows:

6.1 41.25% of the issued share capital and voting rights in the Company are held through N.G.I. Nominees Ltd, in trustee for Memorand Ltd. a company wholly owned and controlled by Mr. Leviev (to round out the picture it will be noted that Mr. Leviev's holdings in that company are held for him in trust by two trust companies: N.G.I Nominees Ltd. and S.I.L. Nominees Ltd.).

6.2 8.55% of the issued share capital and the voting rights in the Company are held through Memorand Management (1998) Ltd, a company wholly owned and controlled by Memorand Ltd.

6.3 14.32% of the issued share capital and voting rights in the Company are held through Alkason (A.K.S) Investments Ltd., a company wholly owned and controlled by Memorand Ltd.

7. **Nature of the personal interest**

The controlling shareholders enumerated in Clause 6 aforesaid may be deemed to hold a personal interest on the adoption of the resolution, by reason of being parties at interest in Leviev's company, constituting a party to the holding company agreement and constituting one of the members of the holding company and being a party at interest therein.

8. **Mode of determining the consideration**

8.1 The value of the Metroflag2 area (totalling US $ 7.5 million per dunam) (1/4 acres) was fixed in negotiations between the holding company and the partners. It will be noted that the value of the Metroflag4 area (totalling US $ 8.2 million per dunam (1/4 acres), adjacent to the Metrolfag2 area, was determined in negotiations between the attorneys of the holding company and the partners, and a third party.

8.2 The value of the Metroflag5 area (totalling US $ 11 million per dunam (1.4 acres) was fixed in negotiations between the attorneys of the holding company and the partners.

8.3 To dispel any doubt, it is stated that the overall volume of investment in the development of the Metroflag properties as per sub-paragraph 1.3 aforesaid includes the investment amount approved by the general meeting on February 14, 2005 (aggregating US $ 2.6 billion, of which the share of the subsidiary is approximately US $ 367 million) and is not additional thereto.

9. **Approvals required or conditions stipulated for execution of the transaction**

The resolution is contingent on the approval of the Company's general meeting as prescribed by the provisions of Section 275 of the Companies law, such meeting hereby being convened for July 5, 2005.

10. **Details of transactions of the type of the transaction or transactions similar thereto between the Company and the controlling shareholder**

A special general meeting of the Company convened on February 14, 2005 approved the Company's contractual engagement in the holding company agreement, and also approved the contractual engagement of the holding company in a number of transactions in connection with real estate investments in Las Vegas, Nevada, and all as set forth in the precedent report and in the Immediate report on the results of the meeting for the approval of a transaction with a controlling shareholder, published by the Company on February 14, 200 (Ref: 2005 – 01- 011188).

11. **The rationale of the audit committee and the Board of Directors for approving the transaction, for the amount of the consideration and for the manner in which it was determined**

The rationale advanced by the audit committee and the Board of Directors for approving the resolution noted, inter alia, as follows:

11.1 In the estimation of the Company's management, the overall volume of investments in the various Metroflag transactions (including the development thereof), if concluded, may amount to a sum of up to approximately US $ 4.5 billion. Also, due to the presence of lessees in the real estate assets, being the holders of long term lease agreements, the development procedures of the various real estate assets may take a relatively long period of time, compared to projects

in which the Company has taken part to date in the framework of its activity in the United States.

11.2 In view of the aforesaid, the audit committee of the Board of Directors were and are of the opinion, in accordance with the recommendation of the Company's management, that steps should be taken to reduce exposure to the risks inhering in the Metroflag2 and Metroflag5 transactions, and also to reduce the immediate and forthcoming financing burden involved therein, by concluding these transactions through the holding company, in which Mr. Leviev is a partner.

11.3 As stated, the parties intend to develop the real estate assets in Las Vegas (both the properties subject of this report and the properties subject of the precedent report) for a number of uses, including as luxury residential towers, hotels and also commercial areas and parking lots. The conclusion of the Metroflag5 transactions will create territorial contiguity between the various properties in that area, in such a way as to enable joint development of the properties. This contiguity will enhance planning flexibility in the development of the properties and will also enable maximization of the building rights.

11.4 The revision of the Metroflag2 transaction and also the implementation of the Metroflag5 transaction under the auspices of the holding company will result in parity in the holdings of the various parties (meaning: Leviev's company, Boymelgreen's company and the partners) in all the real estate assets acquired and that are to be acquired in that region, thus assuring identity of interests of all the elements involved in those properties. This will forestall the possible emergence of any conflicts of interests between the parties involved, due to inequality of holdings in the various assets.

11.5 It will be noted that Mr. Leviev's participation in the holding company and in its activities is on conditions identical to the conditions of participation of the subsidiary and Boymelgreen's company, in all matters pertaining to the requisite investment in the holding company and to the rights deriving therefrom, proportionate to the holdings of each of the members of the holding company (subject to the matter of the financing of the share of Boymelgreen's company, as explained in sub-paragraph 2.3 of the precedent report), and in the format already approved by the audit committee, the Board of Directors and the Company's general meeting, as set forth in the precedent report.

12. **<u>Names of the directors taking part in the deliberations of the audit committee and the Board of Directors regarding the transaction</u>**

12.1 Participating in the meeting of the audit committee for approving the resolution were Messrs: Chaim Erez and Avraham Asheri (external directors).

12.2 Participating in the meeting of the Board of Directors for approving the resolution were Messrs: Chaim Erez, Avraham Asheri (external

director), Eitan Haber, Shmuel Sussman, Avi Zeldman, David Freidman, Itzhak Forem and Shmuel Shkedi.

13. **Name of each director holding a personal interest in the transaction and the nature of such interest**

Mr. Lev Leviev may be deemed to be the holder of a personal interest in the resolution by reason of his holding (indirectly and including through a trustee) the full amount of the issued share capital of Leviev's company, which is, as stated, a party to the holding company agreement and which constitutes one of the members of the holding company, and by reason of his holdings in Memorand Ltd. and in Memorand Management (1998) Ltd. which are controlling shareholders in Leviev's company, and/or by reason of his holding office as director in Memorand Ltd. and/or in Memorand Management (1998) Ltd.

14. **Powers of the Securities Authority**

According to the Shareholders' Regulations, within twenty one days as of the submission of the report, the Securities Authority or an employee it has empowered thereto (hereafter: **"the Authority")**, is entitled to order the Company to provide, within such interval as it may direct, an explanation, details, information and instruments pertaining to the contractual engagements subject of the report, and may also order the Company to amend the report. If an order is given for the amendment of the report as stated, the Authority may order the adjournment of the meeting as per the Regulations. The Company will submit an amendment, if so directed, in the manner prescribed in the Regulations, and all unless otherwise instructed by the Authority.

If the general meeting is ordered adjourned, the Company will so serve notice in an immediate report.

15. **Majority required for adoption of resolutions**

The majority required in general meeting and in adjourned general meeting for the approval of the resolution as per Clause 1 aforesaid is an ordinary majority of all votes of the shareholders being present at the general meeting, being entitled to vote and voting thereat, not counting abstentions, and provided that one of the following conditions is fulfilled:

15.1 The count of majority votes at the general meeting shall include at least one third of total votes of the shareholders not holding a personal interest in the approval of the resolutions, and taking part in the voting. In the count of total votes of the aforesaid shareholders, abstentions shall not count.

15.2 Total opposing votes from among the shareholders per sub-paragraph 15.1 aforesaid shall not exceed the rate of one percent (1%) of the total voting rights in the Company.

16. **Venue and time of the general meeting**

The general meeting will convene on Tuesday July 5, 2005, at 12:00 hours at the Company's offices at 4 Derech Hachoresh, Yehud. If adjourned, the meeting will take place on Tuesday, July 12, 2005, at the same place and at the same time.

16.1 The determining date for the eligibility of the shareholders to vote at the general meeting as per Section 182 of the Companies Law, 5759 – 1999, is Tuesday, June 28, 2005.

16.2 **Pursuant to the Companies Regulations (Proof of Shareholding for the Purpose of Voting in General Meeting) 5760 – 2000**, a shareholder to whose credit a share is registered with a stock exchange member, such share being included among the shares entered into the Register in the name of the Nominees Company, and wishing to vote at the general meeting, shall issue to the Company an confirmation from a stock exchange member as regards his shareholding on the determining date, as required pursuant to the aforesaid Regulations. The Company's shareholders are entitled to participate in and vote at the meeting in person or by duly empowered proxy. The instrument appointing a voting proxy and also the power of attorney by virtue of which it was signed (if any) shall be deposited at the Company's offices at least 48 hours prior to commencement of the meeting .

17. **Details of the Company's attorney for the purpose of dealing with this report**

Ofer Yankovich, Adv., Eran Shuster, Adv. Weksler Bergman & Co., Advocates, of 9 Ahad Ha'am Street, Tel-Aviv, Tel: 03 – 5119393, Fax: 03 – 5119394.

18. **Perusal of documents**

This report may be viewed at the Company's offices at 4 Derech Hachoresh, Yehud, Tel: 03- 5393535, during ordinary office hours, and all until the date of the meeting.

Yours truly,

Jacques Zimmerman; Adv.
Company Secretary
Africa Israel Investments Ltd.

Exemptive No. 82-34865

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD

Registry Number 520005067

Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T053

Public

Transmission date: 14/06/2005

Ref: 2005-01-041187

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970
Nature of event: Completion of Level 1 ADR plan, United States

1.	*Further to the Company's immediate report as of November 3, 2004, and its supplementary report (references 20004-01-124389 and 2004-01-124530) on exploring the possible implementation of an ADR – American Depository Receipts - plan in relation to the Company's shares, the Company hereby serves notice that on June 13, 2005, after obtaining all the necessary approvals, it completed the implementation of the 1st level ADR plan in cooperation with The Bank of New York, and Depository Receipts in relation to the Company's shares are being offered for acquisition in the United States by the said Bank and are being traded "over the counter" in a ratio of 2 ADRs per share of the Company.*

2

Date and time at which the corporation first learned of the event or the matter:

- 14/06/2005 at 08:00 hours

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

2004-01-124530 2004-01-124389

Previous name of reporting entity:

Form restructuring date: 18/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Exemptive No. 82-34865

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T097
Public
Transmission date: 22/06/2005
Ref: 2005-01-045168

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

Emendatory report to erroneous report sent on May 30, 2005, reference No. 2005-01-033864

Error: *the name of director Shmuel Shkedi was erroneously omitted*
Reason for error: *Technical error*

Essential elements of amendment: *The name of Director Shmuel Shkedi has been added tot the office holders' table of organization report.*

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS TABLE OF ORGANIZATION

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Please note that the definition of senior office holder in the Securities Regulations (Periodic and Immediate Reports), 5730-1970 also includes, inter alia, a director.

The following is the table of organization of senior office holders and alternate directors in the corporation correct to January 2, 2005.

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Shmuel Sussman	Identity card number	7481344	Director
Chaim Erez	Identity card number	09415142	Director
David Freidman	Identity card number	30418438	Director
Yitzhak Forem	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Meron	Identity card number	07140973	CFO and Controllership Other
Avraham Nota	Identity card number	010941342	VP Business Development

			Other
Binyamin Cohen	Identity card number	72541634	Shopping Malls Division Director Other
Yosef Levin	Identity card number	014359269	Income-Generating Properties Division Director Other
Yoram Keren	Identity card number	005558721	Residential Division Director Other
Mordechai Leibovitz	Identity card number	56601396	Finance and Controllership Administration Director Other
Jacques Zimmerman	Identity card number	011829090	Company Secretary Other
Uriel Azran	Identity card number	57898876	Internal Auditor ___________
Ronit Cohen-Nissan	Identity card number	24218257	Controller ___________
Eitan Haber	Identity card number	008156838	Director ___________
Avi Zeldman	Identity card number	0575919	Director ___________
Shmuel Shkedi	Identity card number	01093913	Director ___________

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 18/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com